Exhibit 99.1

Draganfly Increasing Production Capacity with Expanded Production Facility

The activation of the expanded production facility will enable Draganfly to start to meet the growing demand for its product while better serving growing global customer base.

Burnaby, BC. March 16, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce the expanding of its production capabilities to meet the rapidly growing demand for its drone technology by bringing its facility in Burnaby, B.C. online.

Draganfly’s has expanded its facility in Burnaby to enable the production and manufacturing of UAV systems and components, including those for the Draganfly Heavy Lift and Commander 3XL, increasing production capacity to meet demand based on client orders and for the company to serve its global customers.

Draganfly’s production facility features automated machinery to support efficient fabrication, multiple in-line working stations to enable expansion of assembly, integration, and quality control, and has been designed to support efficient inventory management resulting in faster turnaround time on orders.

“We are excited to announce our expanded manufacturing facility, which begins our path to scaled production in 2023,” said Paul Mullen, Draganfly COO. “The additional production space is necessary to meet demand and will allow for expanded and faster production.”

“We are thrilled to announce this expansion of our manufacturing capabilities,” said Cameron Chell, President and CEO of Draganfly. “This facility reflects our ability to meet the ever-growing demand for Draganfly products and our commitment to better serve our customers by providing the highest quality drone products.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s ability to meet customer demand. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.